EXHIBIT 99.1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Cambridge Antibody Technology



2) Name of shareholder having a major interest
FMR Corp, Fidelity International Limited and Mr Edward C Johnson 3rd



3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non beneficial



4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Chase Nominees Ltd (110,425) HSBC (112,075) Chase Manhattan Bank London (5,382) Chase Nominees Ltd (260,299) Bankers Trust (277,628) MSS Nominees Ltd (22,700) Nortrust Nominees Ltd (89,500) RBS Trust Bank (121,937) Northern Trust (40,600) BT Globenet Nominees Ltd (47,900) Bank of New York London (36,400)
JP Morgan (17,253) Bank of New York Brussels (23,400)
State Street Bank & Trust (8,900)



5) Number of shares/amount of stock acquired
Nil



6) Percentage of issued class
Not applicable



7) Number of shares/amount of stock disposed
535,000



8) Percentage of issued class
1.40%



9) Class of security
Ordinary 10p share

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10) Date of transaction
Not disclosed



11) Date company informed
24 February 2003



12) Total holding following this notification
1,174,399



13) Total percentage holding of issued class following this notification
3.23%



14) Any additional information
The interests notified do not act as a group or in concert



15) Name of contact and telephone number for queries
Diane Mellett 01223 471471



16) Name and signature of authorised company official responsible for making this notification Diane Mellett, Company Secretary

Date of notification 25 February 2003